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                                                                    EXHIBIT 18.1

                       [LETTERHEAD OF ARTHUR ANDERSEN]


November 7, 1997

St. John Knits, Inc.
2722 Michelson Drive
Irvine, California 92715



Re:  Form 10-Q Report for the quarter ended August 3, 1997.


Ladies and Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that the Company changed its inventory valuation method from the last-in, first-out (LIFO) method to the first-in, first-out, (FIFO) method. According to the management of the Company, this change was made for the following reasons:

1. Management has investigated several other public companies in the apparel industry and has determined that the FIFO method of inventory valuation is a more generally accepted accounting method in the industry. Out of a total of seventeen public companies in the apparel industry investigated, sixteen utilize the FIFO method to value their inventories. Included in this list are Donna Karan, Polo Ralph Lauren Enterprises, Gucci, Tommy Hilfiger and Jones Apparel Group, all of whom are considered to be most directly comparable to St. John Knits, Inc.

2. The FIFO method effectively matches the Company's revenues and costs in the appropriate financial reporting period. The frequency of the Company's inventory turns each year (five on average) has significantly reduced the impact of inflation on the valuation of inventory using the LIFO method. Inventory values essentially reflect current costs (FIFO), as most are replaced every two to three months.

3. Practically, the time and effort spent by the Company utilizing the LIFO method has resulted in insignificant differences from the FIFO method.
    The Company's inventory has increased significantly since 1991, however the LIFO reserve has decreased from approximately $801,000 in 1991 to approximately $363,000 in 1996.

4. The Company's inventory production process has become more efficient in the past few years. An increased reliance on automation has more than offset any effect of increased labor costs and therefore results in a decreasing impact of the difference between the LIFO method and the FIFO method.

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                        [LETTERHEAD OF ARTHUR ANDERSEN]


St. John Knits, Inc.
Page 2
November 7, 1997


5. The overall effect of the change is immaterial to the Company's financial statements.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is more preferable under your circumstances. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to November 7, 1996. Further, we have not examined and do not express any opinion with respect to your financial statements for the nine months ended August 3, 1997.

Please feel free to contact us with any questions at (714) 757-3100.

Very truly yours

/s/ ARTHUR ANDERSEN LLP